[SHEFSKY & FROELICH LTD. LETTERHEAD]

MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
026829-014

January 7, 2009

VIA FEDERAL EXPRESS

Ms. Karen Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Inland American Real Estate Trust, Inc.
Post-Effective Amendment No. 7 to Form S-11
Registration No. 333-139504

Dear Ms. Garnett:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Mr. Robert Baum, dated December 30, 2008. For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below the comment.  Please also find enclosed a complete copy of Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 7 to the Company’s registration statement on Form S-11 (the “Amendment”), which includes Supplement No. 1 to its prospectus dated January 7, 2009 (the “Supplement”), as filed with the Securities and Exchange Commission via EDGAR on January 7, 2009.

1.             We note your response to comment 1 of our previous letter.  Please revise to discuss distribution payments and the sources of funds used to make distributions, even if the source of distributions is cash from operations.  In addition, we note that your declared distribution exceeded net cash flows from operating activities for the fiscal quarter ended March 30, 2008.

RESPONSE:

                The Company has revised the section of the Supplement captioned “Summary Overview — Funds From Operations” to discuss distribution payments and the sources of funds used to make distributions.

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

MJC/KAK/1106853_1

Enclosures

cc:	Lori J. Foust
Roberta S. Matlin
Kristin A. Klaczek, Esq.